4/13

08000742

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Okalla Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 15 2008
THOMSON FINANCIAL

FILE NO. 82- 04221 FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/14/08

FILE No.
82-4221

9-30-07
AR/S

Okalla Corp.

Consolidated Financial Statements
September 30, 2007 and 2006

hudson LLP
CHARTERED ACCOUNTANTS

300, 625 - 11th Avenue SW, Calgary, Alberta T2R 0E1
T 403.265.0340 F 403.265.3142 www.hudsonllp.ca

AUDITORS' REPORT

To: The Shareholders of
Okalla Corp.

We have audited the consolidated balance sheets of Okalla Corp. (the "Corporation") as at September 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Hudson LLP

Calgary, Alberta
January 25, 2008

HUDSON LLP
Chartered Accountants

Okalla Corp.

Consolidated Balance Sheets

As at September 30, 2007 and 2006

(All amounts in US Dollars unless otherwise stated)

		2007		2006
Assets				
Current assets				
Cash and cash equivalents	$	7,142	$	407,396
Accounts receivable		1,252		-
Prepaid expenses and other		19,133		1,852
		27,527		409,248
Intangible assets (Note 6 and 9)		1		1
Property, plant and equipment (Note 7)		23,046		28,887
	$	50,574	$	438,136
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities (Note 8)	$	163,521	$	195,975
Loan payable (Note 10)		100,370		89,660
		263,891		285,635
Shareholders' Equity (Deficiency)				
Common shares (Note 12)		1,636,515		1,598,579
Preferred shares (Note 12)		824,698		824,698
Cumulative translation adjustment		(69,856)		(69,856)
Contributed surplus (Note 12)		808,589		808,589
Deficit		(3,413,263)		(3,009,509)
		(213,317)		152,501
	$	50,574	$	438,136

Continuance of Operations (Note 1)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

"Clyde Beattie" Director   "Gregory Smith" Director

Okalla Corp.

Consolidated Statements of Operations and Deficit

For the years ended September 30, 2007 and 2006

(All amounts in US Dollars unless otherwise stated)

	2007	2006
Revenue	$ 48,124	$ 80,813
Expenses		
General and administrative (Note 13)	355,825	534,464
Project and systems operation	58,960	162,031
Reporting to shareholders	5,592	11,091
Stock exchange and transfer agent fees	8,280	10,093
Stock based compensation (Note 12)	-	718,753
Interest expense on current debt	-	11,080
Amortization	5,841	4,210
	434,498	1,451,722
	(386,374)	(1,370,909)
Other Income and Expenses		
Gain (loss) on foreign currency translation	(21,104)	2,598
Other income	263	-
Interest income	3,461	15,811
Gain on write off of accounts payable (Note 8)	-	253,741
Impairment loss (Note 9)	-	(803,171)
	(17,380)	(531,021)
Net and comprehensive loss	(403,754)	(1,901,930)
Deficit – Beginning of year	(3,009,509)	(1,107,579)
Deficit – End of year	$ (3,413,263)	$ (3,009,509)
Net and comprehensive loss per share – basic and diluted	$ (0.00)	$ (0.02)
Weighted average shares outstanding – basic and diluted	90,333,784	76,833,829

See accompanying notes to consolidated financial statements.

Okalla Corp.

Consolidated Statements of Cash Flows
For the years ended September 30, 2007 and 2006
(All amounts in US Dollars unless otherwise stated)

		2007		2006
Cash provided by (used in)				
Operating activities				
Net and comprehensive loss	$	(403,754)	$	(1,901,930)
Items not affecting cash				
Amortization		5,841		4,210
Gain on write off of accounts payable (Note 8)		-		(253,741)
Impairment loss (Note 9)		-		803,171
Stock based compensation (Note 12)		-		718,753
(Gain) loss on foreign currency translation		21,104		(2,598)
		(376,809)		(632,135)
Net change in non-cash working capital items				
(Increase) decrease in accounts receivable		(1,252)		171,554
(Increase) decrease in prepaid expenses		(17,281)		3,290
Decrease in accounts payable		(5,482)		(322,401)
Cash used in operations		(389,866)		(779,692)
Investing activities				
Acquisition of property, plant and equipment		-		(8,346)
Cash acquired on acquisition of Probilling Inc. (Note 5)		-		974,830
		-		966,484
Financing activity				
Stock options exercised		-		70,996
Effect of foreign exchange on cash		(10,394)		39,267
Increase (decrease) in cash and cash equivalents		(400,254)		297,055
Cash and cash equivalents – Beginning of year		407,396		110,341
Cash and cash equivalents – End of year	$	7,142	$	407,396
Interest paid	$	-	$	64,340
Interest received	$	3,461	$	15,811

Non-cash transaction:
During the year, the Corporation issued shares to settle accounts payable in the amount of $37,936.

See accompanying notes to consolidated financial statements.

(All amounts in US Dollars unless otherwise stated)

1 Basis of Presentation and Continuance of Operations

On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc., a corporation incorporated in Alberta, an internet-based billing transaction processor which became the Corporation's principal operations. The change in current market conditions for high-risk payment processors in North America brought on by the United States Government's prosecution of gaming related high-risk transaction processing caused the Corporation to conduct a thorough review of the Probilling operations and the suspension of the operations of Probilling effective January 24, 2007. As Probilling represented the Corporation's active operations, the Corporation, subsequent to suspension of the Probilling operations had no remaining active business operations.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. There is substantial doubt regarding the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support ongoing operations. The Corporation has incurred continued losses and significant working capital deficiencies. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to acquire an active line of business. The Corporation has no agreements in place for additional financing at this time except for the financing in conjunction with the proposed amalgamation. See Note 17. These financial statements do not include adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

2 Change in Accounting policies

Financial Instruments

Effective October 1, 2006, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments-Recognition and Measurement; and Section 3861, Financial Instruments-Disclosure and Presentation. These new Handbook sections, which are effective for fiscal years commencing on or after October 1, 2006, set out criteria for the recognition, measurement, disclosure and presentation of financial instruments. These new standards do not require policies followed in prior periods to be revised. Thus, the comparative figures have not been restated. However, the new policy is required to be implemented on a retroactive basis with any adjustments pertaining to prior periods reflected in retained earnings or other comprehensive income.

Under Section 3855, all financial instruments are initially measured on the balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification and gains and losses are recognized in net income or other comprehensive income. The Corporation has made the following classifications:

(All amounts in US Dollars unless otherwise stated)

-Cash and cash equivalents are classified as assets held for trading. They are measured at fair value and the gains and losses resulting from the re-measurement at the end of each period are recognized in net income.

-Accounts receivable are classified as loans and receivables. They are recorded at cost, which upon their initial measurement is equal to their fair value. Subsequent measures are recorded at amortized cost, which is generally the amount on initial recognition less an allowance for doubtful accounts.

-Accounts payable and accrued liabilities and loans payable are classified as other liabilities. They are recorded at cost, which upon their initial measurement is equal to their fair value. Subsequent measures are recorded at amortized cost.

Section 1530 establishes standards for reporting and presentation of comprehensive income which is defined as the change in the equity of a company arising from transactions, events and circumstances from non-owners sources. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period.

Carrying value and fair value of financial assets and liabilities at September 30, 2007 are summarized as follows:

Classification	Carrying Value	Fair Value
Held for trading	$ 7,142	$ 7,142
Loans and receivables	1,252	1,252
Other liabilities	163,521	163,521

No adjustments were made as a result of initial adoption of the policies at October 1, 2006.

Accounting Changes

Effective January 1, 2007, the Corporation adopted the revised recommendations of Section 1506, Accounting Changes. The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The guidance will be applied for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors in periods beginning on or after January 1, 2007.

3 Accounting policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The more significant policies are as follows:

Principles of consolidation

These financial statements include the accounts of the Corporation and its wholly owned subsidiaries, ccWebpay Inc., VESA Software Inc., Probilling Inc., Probilling Corporation and Okalla Limited. All significant intercompany balances and transactions have been eliminated on consolidation.

a) Cash and cash equivalents

Cash and cash equivalents are comprised of balances with banks and low-risk highly liquid investments with maturity of three months or less at the date of the purchase.

b) Revenue recognition

Revenue was generated from commission and royalty revenues. Commission revenue was generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment was processed a set commission rate was applied and the amount calculated from each payment was recognized as revenue at that time. Royalty revenue related to the Corporation providing rights and licenses for the use of software and was recognized monthly as time passes and in accordance with specific contractual agreements.

c) Property, plant and equipment

Property, plant and equipment are recorded at cost. Computer hardware is amortized on a straight-line basis over a period of five years. Equipment is amortized on a straight-line basis at an annual rate of 15%. Tradeshow Booth is amortized on a 20% declining balance basis. Acquired and developed software is recorded at cost. These costs are amortized using the straight-line method over 3 years. The amounts recorded for the acquired software do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful commercialization of products and services. If management determines that the carrying amount of acquired and developed software exceeds estimated net recoverable value based on future cash flows, the excess of such costs is charged to operations. The Corporation reduced the carrying value of its computer software to $Nil value as at September 30, 2006.

d) Intangible assets

Trademarks are recorded at cost and comprise costs associated with the preparation, filing and obtaining of trademarks. Trademarks are considered an indefinite life intangible asset and as such, are not amortized but rather are tested for impairment on an ongoing basis. The amounts recorded for the trademarks do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful commercialization of products and services. If management determines that the carrying amount exceeds estimated net recoverable value based on future cash flows, the excess of such costs is charged to operations. The Corporation reduced the carrying value of its intangible assets to a nominal value as at September 30, 2006.

e) Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under this method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. A valuation allowance is provided to the extent that it is more likely than not those future tax assets will not be realized.

f) Stock-based compensation

The Corporation follows the fair value method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options is determined and recorded as compensation cost and a credit to contributed surplus over the vesting period. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the options, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

g) Earnings (loss) per common share

Basic earnings (loss) per share are computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the diluted effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

h) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounts most significantly affected by the use of estimates are property, plant and equipment and accounts payable and accrued liabilities.

i) Foreign currency translation

The Corporation uses the temporal method of foreign currency translation for transactions incurred corporately in currencies other than the US dollar and for translating the operations of its fully integrated wholly owned subsidiaries. Under this method, monetary assets and liabilities are translated at the rates of exchange prevailing at each reporting date, non-monetary assets and liabilities are translated at historic exchange rates and revenues and expense items are translated at prevailing average exchange rates during the reporting period. Exchange gains and losses are included in the statement of operations. See note 4 regarding change in reporting and measurement currency.

j) Impairment of long-lived assets

The Corporation reviews long-lived assets such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

4 Change in Measurement and Reporting Currency

The Corporation has historically prepared its consolidated financial statements in Canadian dollars. As a result of the acquisition of Probilling Inc. and because the majority of Probilling Inc.'s assets and liabilities, revenues and expenses are in US dollars, the Corporation elected to adopt the US dollar as its measurement currency effective March 1, 2006. The Corporation also changed its reporting currency on March 1, 2006. In making this change in reporting currency, the Corporation followed the recommendations of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), set out in EIC-130, *"Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency"*.

Based on EIC-130, the financial statements for all periods presented prior to September 30, 2006 have been translated into the new reporting currency using the current rate method. Under this method, the statements of operation and cash flow for each period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders' equity has been translated using the rates of exchange in effect as of the dates of the various capital transactions. All exchange differences resulting from the translation are included in the cumulative translation adjustment in shareholder's equity. All comparative financial information has been restated to reflect the Corporation's results as if they had been historically reported in US dollars.

5 Acquisition of Probilling Inc.

On March 1, 2006 the Corporation acquired all of the issued and outstanding common shares of Probilling Inc. for a purchase price of $1,419,823. The purchase price was paid by the issuance of 31,068,028 common shares of the Corporation at an estimated fair value of $ 0.026 ($0.03CDN) per share and a $600,000 convertible debenture (subsequently converted to 9,140,638 Preferred Shares) (Note 12b). The acquisition was accounted for using the purchase method and the results of operations from the date of acquisition have been included in these consolidated financial statements. (Refer to Note 1 and Note 9)

Net assets acquired:	
Cash	$974,830
Accounts receivable	163,448
Intangible assets	17,275
Property, plant and equipment	810,648
Investment	2,651
Accounts payable	(549,029)
Net assets acquired	$1,419,823
Purchase consideration:	
Common shares issued	
31,068,028 @ $0.026 ($0.03CDN)**	$819,823
Convertible debenture issued	600,000
	$1,419,823

** The $0.026 ($0.03CDN) was the trading value of the Corporation's shares at the time of entering into the agreement to acquire Probilling Inc.

In January 2007, the Corporation suspended the operations of Probilling. (See Note 1)

(All amounts in US Dollars unless otherwise stated)

6 Intangible assets

	2007		
	Cost $	Accumulated amortization $	Net $
Trademarks	1	-	1

	2006		
	Cost $	Accumulated amortization $	Net $
Trademarks	1	-	1

Refer to Note 9, Impairment Loss.

7 Property, plant and equipment

	2007		
	Cost $	Accumulated amortization $	Net $
Computer hardware	8,346	1,986	6,360
Tradeshow Booth	23,612	6,926	16,686
	31,958	8,912	23,046

	2006		
	Cost $	Accumulated amortization $	Net $
Computer hardware	8,346	317	8,029
Tradeshow Booth	23,612	2,754	20,858
Leasehold Improvements	1,139	1,139	-
	33,097	4,210	28,887

(All amounts in US Dollars unless otherwise stated)

8 Gain on write off of accounts payable

During the year ended September 30, 2006, the Corporation recorded a gain on write off of accounts payable of $253,741 related to Probilling's liability to merchants whose balances were more than two years old. The Corporation determined that a write off of these old liabilities was appropriate after carrying out a program of specific actions involving many attempts to contact and verify the outstanding balances with the merchants; the result of which determined that the merchants were no longer in business and future contact was not possible.

9 Impairment loss

During the year ended September 30, 2006, the Corporation recorded an impairment loss of $785,896 related to the Probilling Software (Note 5) and of $17,275 related to Intangible assets (Note 6). The estimated future cash flows directly associated with, or expected to arise as a direct result of its use were used to test the recoverability of the software and trademarks. The Corporation determined that an impairment loss had occurred as the estimated future cash flows were not sufficient to support the carrying value of the software and trademarks.

10 Loan payable

On December 18, 2003, the Corporation's subsidiary companies entered into a loan agreement whereby they borrowed $90,000 CDN ($90,333 USD at September 30, 2007), from parties related to the Corporation by virtue of being directors, officers and shareholders and $10,000 CDN ($10,037 USD at September 30, 2007) from an unrelated party, for a total loan of $100,000 CDN ($100,370 USD at September 30, 2007). This amount is due on demand and bears interest at 11% per annum and is secured by a general security agreement covering the assets of the Corporation's subsidiaries. The carrying value of the secured assets is $3,221.

11 Convertible debentures

a) On February 28, 2006 pursuant to the acquisition of Probilling Inc. (Note 5) the Corporation issued $600,000 in convertible debentures to a company that owned 34.5% of the total issued and outstanding common shares of the Corporation as at September 30, 2006. This debenture was interest bearing at 8% per annum, was unsecured with principal amounts and interest due on February 28, 2009. This debenture was subsequently converted into non-voting preferred shares. (Note 12b)

b) On March 13, 2003 the Corporation issued $183,888 in convertible debentures to companies controlled by directors of the Corporation. The debentures were interest bearing at 11% per annum payable semi-annually on June 30 and December 31, were secured by the assets of the Corporation, and were due March 13, 2008. On February 28, 2006 the Corporation agreed to exchange these previously outstanding convertible debentures for new $183,888 convertible debentures. The new debentures were interest-bearing at 8% per annum, were secured by the assets of the Corporation with principal amounts and interest due on February 28, 2009. These debentures along with $40,810 accrued interest were subsequently converted into non-voting preferred shares. (Note 12b)

(All amounts in US Dollars unless otherwise stated)

12 Share capital and contributed surplus

a) Authorized

Unlimited number of common shares without par value.
Unlimited number of non-voting preferred shares without par value.

b) Issued

	Common Shares		Preferred Shares		Contributed Surplus
	Number of Shares	Amount	Number of Shares	Amount	Amount
Balance, September 30, 2004 and 2005	58,226,057	$707,760	-	-	$89,836
Issued on acquisition of Probilling	31,068,028	819,823	-	-	-
Stock options granted	-	-	-	-	718,753
Stock options exercised	820,000	70,996	-	-	-
Issued upon conversion of debentures	-	-	9,140,638	824,698	-
Balance, September 30, 2006	90,114,085	$1,598,579	9,140,638	$824,698	$808,589
Shares issued for debt	810,000	37,936	-	-	-
Balance, September 30, 2007	90,924,085	$1,636,515	9,140,638	$824,698	$808,589

The holders of the Preferred Shares issued are entitled to receive payments of non-cumulative cash dividends if declared by the directors of the Corporation. The non-cumulative cash dividends have an annual dividend rate of 8%. The Preferred Shares issued are convertible to units at an ascribed price of $0.09 ($0.10CDN) per Unit. Each Unit will consist of one Common Share and one Common Share Purchase Warrant. Each Warrant will be exercisable into one Common Share at an exercise price of $0.11 ($0.12CDN) per Common Share for a period of one year from the date of issuance of the Warrant.

c) Options

The Corporation has an option plan, (the "Plan"), under which up to 10% of the issued and outstanding common shares are reserved for issuance to directors, officers, employees or consultants. Under the Plan, the options granted vest immediately and expire on the earlier of five years from the grant date or such date that the Directors determine, and not more than 60 days from the date in which the optionee ceases to be a director, officer, employee or consultant to the Corporation. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time.

(All amounts in US Dollars unless otherwise stated)

Options outstanding and exercisable at September 30:

Expiry date	Number of options 2007	2006	Exercise Price
March 8, 2007	-	2,300,000	$0.09 ($0.10CDN)
March 8, 2011	3,150,000	5,500,000	$0.16 ($0.18CDN)
June 12, 2011	950,000	950,000	$0.25 ($0.28CDN)
July 13, 2011	-	20,000	$0.19 ($0.21CDN)
	4,100,000	8,770,000	

At September 30, 2007, the weighted average contractual life is 3.497 years (2006 – 3.423 years).

Option transactions:

	Number of options	Weighted average exercise price
Balance – September 30, 2005	3,910,000	$0.09 ($0.10CDN)
Cancelled	(840,000)	$0.09 ($0.10CDN)
Exercised	(820,000)	$0.09 ($0.10CDN)
Granted	6,520,000	$0.17 ($0.19CDN)
Balance – September 30, 2006	8,770,000	$0.15 ($0.17CDN)
Expired	(2,300,000)	$0.09 ($0.10CDN)
Cancelled	(2,370,000)	$0.15 ($0.17CDN)
Balance – September 30, 2007	4,100,000	$0.18 ($0.20CDN)

d) Stock-Based Compensation

There were no stock options granted or vested during the year ended September 30, 2007. Stock options granted and vested during the year ended September 30, 2006 were valued at $718,753. The valuations were calculated in accordance with the Black-Scholes Option Pricing Model using the following assumptions:

	September 30, 2007	September 30, 2006
Risk-free interest rate	-	4.28%
Expected life of options	-	5 years
Expected volatility	-	77.0%
Expected dividends	-	Nil

The expected price volatility was determined by using an average of similar companies in the industry.

e) Escrow shares

At September 30, 2007, there were no remaining common shares held in escrow (2006 – 3,097,912). The final escrow release was in March 2007 for 3,097,912 shares.

(All amounts in US Dollars unless otherwise stated)

f) Earnings (loss) per share

Earnings (loss) per share are computed on the basis of the weighted average number of shares outstanding during the year. Under the treasury method the employee stock options and convertible debenture were not dilutive.

13 Related party transactions

During the year ended September 30, 2007, the Corporation paid or accrued $56,996 (2006 - $42,870) in accounting and administration fees and $63,090 (2006 - $106,972) in consulting and management fees to companies related by virtue of common directors. The accounting and administration fees are related to the ongoing administration of the Corporation and consulting and management fees were related to the Probilling operations which have been suspended as of January 24, 2007. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. (See Note 1 and 10).

14 Income taxes

Significant components of the Corporation's future tax assets as of September 30, 2007 are as follows:

	2007 $	2006 $
Operating losses carried forward	976,733	739,996
Tax value of capital assets in excess of accounting values	95,746	85,233
Other temporary differences	15,893	10,120
Total future tax assets	1,088,372	835,349
Valuation allowance	(1,088,372)	(835,349)
Net future tax assets	-	-

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate of 32.12% (2006 – 34.12%) to the loss for the years as follows:

	2007 $	2006 $
Loss for the year before income taxes	(403,754)	(1,901,930)
Anticipated income tax recovery	(129,686)	(648,939)
Stock based compensation cost	-	245,238
Tax benefit not recognized on current year losses and other	129,686	403,701
Provision for income taxes	-	-

(All amounts in US Dollars unless otherwise stated)

As at September 30, 2007, the Corporation has non-capital loss carry forwards for income tax purposes of $3,085,245 (2006 – $2,387,084). Unless sufficient taxable income is earned by the Corporation in future years, these losses will expire as follows:

	$
2008	490,976
2009	570,589
2010	589,652
2011	120,170
2015	225,215
2026	595,099
2027	493,544
	3,085,245

15 Financial instruments

The Corporation's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and loan payable. It is management's opinion that the fair values of the financial instruments is their carrying values. Unless otherwise noted, it is management's opinion that the Corporation is not exposed to significant interest or credit risks arising from these financial instruments.

Currency risk

Currency risk is the risk to the Corporation's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Corporation does not use derivative instruments to reduce its exposure to foreign currency risk.

16 Segment Disclosures

The Corporation operated one reportable business segment; the Corporation had provided eCommerce payment processing solutions and transaction services to web merchants through its wholly own subsidiary Probilling Inc. and developed licenses and provided hosting and support services for specialized web applications through its other wholly owned subsidiary VESA Software Inc.

Information about the Corporation's geographical net revenues are:

	2007	**%**	**2006**	**%**
Canada	$40,000	83.12%	$70,000	86.63%
Other	8,124	16.88%	10,813	13.37%
	$48,124	100.00%	$80,813	100.00%

(All amounts in US Dollars unless otherwise stated)

17 Subsequent events

a) On July 16, 2007 the Corporation entered into a letter of intent for the Proposed Amalgamation with Racing Around Wholesale, Inc., a North American distributor of licensed sports merchandise based in Nova Scotia. Racing Around Wholesale, Inc. is a privately held company incorporated under the laws of Nova Scotia which is engaged in the sale and distribution of quality licensed sports apparel and accessories with trademarked logos and images focusing on the sports of auto racing, hockey, football, basketball and baseball throughout the North American marketplace.

Pursuant to the terms of the Proposed Amalgamation, the holders of common shares of the Corporation ("Common") will receive one common share in the capital of Amalco ("Amalco Shares") for every 9.7 Common share held; the holders of preferred shares of the Corporation ("Preferred") will receive one Amalco Share for every 1.9 Preferred share held; the holders of common shares of Racing Around Wholesale, Inc. ("Racing Around Share") will receive 240,000 Amalco Shares for every one Racing Around Share; the holders of Class A preferred shares of Racing Around ("Racing Around Class A Preferred Share") will receive 130 Amalco Shares for every one Racing Around Class A Preferred Share; and the holders of Class B preferred shares of Racing Around ("Racing Around Class B Preferred Share") will receive 70 Amalco Shares for every one Racing Around Class B Preferred Share.

b) In conjunction with the Proposed Amalgamation, the Corporation on November 23, 2007 entered into an agency agreement whereby, subject to financing, a minimum offering of $400,000 to a maximum of $500,000 is to be raised by a private placement of units. Each unit is comprised of one common share ("Common Share") and one-half common share purchase warrant ("Warrant") at a price of $0.40CDN per Unit. Each full Warrant will entitle the holder to purchase one Common Share at an exercise price of $0.50CDN per share. The Warrants will be exercisable 18 months from the date of closing.

See also Note 1.

OKALLA CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006
ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

The information included in this document should be read in conjunction with the audited consolidated financial statements for the year-ended September 30, 2007 and related notes thereto. The Company had changed its reporting currency from Canadian dollars to US dollars effective March 1, 2006 as a result of the acquisition of Probilling Inc.

The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is January 29, 2008.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as January 29, 2008. Expect for statements of fact relating to the Company certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further in Note 15, "Risks", below. The Company disclaims any intention and assumes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

1) Principal Business of the Company

On March 1, 2006, the Company acquired all of the issued and outstanding shares of Probilling Inc., a corporation incorporated in Alberta, an internet-based billing transaction processor which became the Company's principal operations. The change in current market conditions for high-risk payment processors in North America brought on by the United States Government's prosecution of gaming related high-risk transaction processing caused the Company to conduct a thorough review of the Probilling operations and the suspension of the operations of Probilling effective January 24, 2007. As Probilling represented the Company's active operations, the Company, subsequent to suspension of the Probilling operations, had no remaining active business operations.

The Company changed its reporting currency from Canadian dollars to US dollars effective March 1, 2006 as a result of the acquisition of Probilling Inc. The majority of Probilling Inc.'s assets and liabilities, revenues and expenses are in US dollars and Probilling's activities were the majority of the Company's activities.

2) Change in Accounting policies

Financial Instruments

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments-Recognition and Measurement; and Section 3861, Financial Instruments-Disclosure and Presentation. These new Handbook sections, which are effective for fiscal years commencing on or after October 1, 2006, set out criteria for the recognition, measurement, disclosure and presentation of financial instruments. These new standards do not require policies followed in prior periods to be revised. Thus, the comparative figures have not been restated. However, the new policy is required to be implemented on a retroactive basis with any adjustments pertaining to prior periods reflected in retained earnings or other comprehensive income.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

Under Section 3855, all financial instruments are initially measured on the balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification and gains and losses are recognized in net income or other comprehensive income. The Company has made the following classifications:

-Cash and cash equivalents are classified as assets held for trading. They are measured at fair value and the gains and losses resulting from the re-measurement at the end of each period are recognized in net income.

-Accounts receivable are classified as loans and receivables. They are recorded at cost, which upon their initial measurement is equal to their fair value. Subsequent measures are recorded at amortized cost, which is generally the amount on initial recognition less an allowance for doubtful accounts.

-Accounts payable and accrued liabilities and loans payable are classified as other liabilities. They are recorded at cost, which upon their initial measurement is equal to their fair value. Subsequent measures are recorded at amortized cost.

Section 1530 establishes standards for reporting and presentation of comprehensive income which is defined as the change in the equity of a company arising from transaction, events and circumstances from non-owners sources. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period.

Carrying value and fair value of financial assets and liabilities at September 30, 2007 are summarized as follows:

Classification	Carrying Value	Fair Value
Held for trading	$ 7,142	$ 7,142
Loans and receivables	1,252	1,252
Other liabilities	163,521	163,521

No adjustments were made as a result of initial adoption of the policies at October 1, 2006.

Accounting Changes

Effective January 1, 2007, the Company adopted the revised recommendations of Section 1506, Accounting Changes. The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The guidance will be applied for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors in periods beginning on or after January 1, 2007.

3) Acquistion of Probilling Inc.

On March 1, 2006 the Company acquired all of the issued and outstanding common shares of Probilling Inc. for a purchase price of $1,419,823. The purchase price was paid by the issuance of 31,068,028 common shares of the Company at an estimated fair value of $0.026 ($0.03 CDN) per share and a $600,000 convertible debenture. (subsequently converted to 9,140,638 Preferred Shares). The acquisition was accounted for under the purchase method and the results of operations from the date of acquisition have been included in the financial statements.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

4) Operating Results

Year ended September 30, 2007 compared to the year ended September 30, 2006

The Company had a net loss from continuing operations of $403,754 in the year ended September 30, 2007 versus net loss from continuing operations of $1,901,930 in the comparative period. The more significant variances are summarized below:

	Year- Ended Sept 30, 2007	Year- Ended Sept 30, 2006	Variance Positive (Negative)	
Revenue	$ 48,124	$80,813	$ (32,689)	1
General and administrative expenses	(355,825)	(534,464)	178,639	2
Stock based compensation	-	(718,753)	718,753	
Impairment loss	-	(803,171)	803,171	3
Gain on write off of accounts payable	-	253,741	(253,741)	
Other revenue and expense items	(96,053)	(180,096)	84,043	2
Net income (loss)	$ (403,754)	$ (1,901,930)	$ 1,498,176	

Details of significant variances:

1. The decrease in revenue is a result of the suspended operations of the Probilling Inc. business.
2. The decrease in general and administrative expenses and other revenue and expense items is due to the suspended operations of the Probilling Inc. business
3. See item 9.

The following summarizes the major expense categories comprising general and administrative expenses for the year ended September 30, 2007 and September 30, 2006:

	Year- Ended Sept 30, 2007	Year- Ended Sept 30, 2006
Professional fees	$ 26,394	$ 65,534
Corporate Administration	106,390	62,619
Consulting fees	137,886	216,117
Salaries	34,860	71,829
Bank charges and interest	8,358	13,144
Travel and Promotion	12,203	30,849
Office	18,136	51,650
Insurance	5,754	16,772
Telephone	5,844	5,950
Total	$ 355,825	$ 534,464

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

5) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,		2007		2006		2005
Financial Results						
Revenue	$	48,124	$	80,813	$	16,271
General and administrative expenses	$	(355,825)	$	(534,464)	$	278
Stock based compensation	$	-	$	(718,753)	$	-
Impairment loss	$	-	$	(803,171)	$	-
Gain on write off of accounts payable	$	-	$	253,741	$	-
Loss on discontinued operation	$	-	$	-	$	(12,343)
Other revenue and expense items	$	(96,053)	$	(180,096)	$	(48,123)
Gain on sale of assets of discontinued operations	$	-	$	-	$	133,308
Net Income (Loss)	$	(403,754)	$	(1,901,930)	$	89,391
Basic and diluted earnings (loss) per share from continuing operations	$	0.00	$	(0.02)	$	0.00
Financial Position						
Working capital (deficiency)	$	(236,364)	$	123,613	$	(340,572)
Total assets	$	50,574	$	438,136	$	123,589
Share Capital	$	2,461,213	$	2,423,277	$	707,760
Cumulative translation adjustment	$	(69,856)	$	(69,856)	$	(30,589)
Contributed Surplus	$	808,589	$	808,589	$	89,836
Deficit	$	(3,413,263)	$	(3,009,509)	$	(1,107,579)

6) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Sep 30 2007	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005
Revenue	$ -	$ -	$10,494	$37,630	$32,781	$35,990	$12,042	$ -
General and administrative expenses	(29,987)	(16,768)	(100,307)	(208,763)	(262,573)	(177,770)	(65,813)	(28,308)
Stock option compensation	-	-	-	-	(356,659)	(78,927)	(283,167)	-
Impairment loss	-	-	-	-	(803,171)	-	-	-
Gain on write off of accounts payable	-	-	-	-	253,741			
Other revenue and expense items	(11,385)	(13,991)	(22,391)	(48,286)	(30,451)	(144,905)	7,480	(12,220)
Net Income (Loss)	$(41,372)	$(30,759)	$(112,204)	$(219,419)	$(1,166,332)	$(365,612)	$ (329,458)	$ (40,528)
Basic and diluted earnings (loss) per share	$0.00	$0.00	$0.00	$0.00	$(0.01)	$(0.01)	$0.00	$0.00

Details of significant variance:

Revenues – There was no revenue for the period December 2005 to February 2006 as a result of the sale of the web services business. Revenues from March 2006 to March 2007 are a result of the acquisition of Probilling Inc. There was no revenue for the period June 2007 to September 2007 as a result of the suspended operations of Probilling Inc. in January 2007.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

General and administrative expenses – From March 2006 to December 2006 quarters an increase of costs are as a result of the acquisition of Probilling Inc. From March 2007 to September 2007 quarters, the decrease was due to the suspended operations of Probilling in January 2007.

Other expense items – In June 2006 quarter increase is a result of upgrading of the Probilling software. General decrease from December 2006 to September 2007 quarters is a result of the suspended operations of Probilling Inc.

7) Liquidity and Capital Resources
The Company's working capital position at September 30, 2007 was a deficiency of ($236,364). (September 30, 2006 - $123,613). The increase in working capital deficiency is attributed to the suspended operations of Probilling Inc. on January 24, 2007.

The Company does not have adequate cash resources to bring its operations to a positive cash flow without a significant increase in revenues or obtaining additional financing.

Other than that disclosed in the financial statements at September 30, 2007, the Company has no other debt, does not have any unused lines of credit or other arrangements in place to borrow funds and has no off-balance sheet financing arrangements. The Company does not use hedging or other financial derivatives.

8) Off-Balance Sheet Arrangements
At the date of this report, the Company had no off-balance sheet arrangements.

9) Impairment Loss
During the year ended September 30, 2006, the Company recorded an impairment loss of $803,171 related to the acquisition of the Probilling Software and trademarks. The estimated future cash flows directly associated with, or expected to arise as a direct result of its use were used to test the recoverability of the software and trademarks. The Company determined that an impairment loss had occurred as the estimated future cash flows were not sufficient to support the carrying value of the software and trademarks.

10) Related Party Transactions
The Company paid or accrued $56,996 in accounting and administration fees and $63,090 in consulting and management fees to companies related by virtue of common directors. The accounting and administration fees are related to the ongoing administration of the Corporation and the consulting and management fees were related to the Probilling operations which have been suspended as of January 24, 2007. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11) Capital Stock and Contributed Surplus

a) Issued

Refer to Note 12 to the audited consolidated financial statements. There were 810,000 common shares issued on June 22, 2007 to settle outstanding debts for unpaid management fees to two former senior officers in the amount of $37,936. There was no change to issued and outstanding capital stock during the period from September 30, 2007 to January 29, 2008.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

b) Stock options and warrants

Warrants
There were no warrants outstanding at September 30, 2007 and none have been issued since then.

Options
Refer to Note 12c to the audited consolidated financial statements. Between April 1, 2007 and September 30, 2007, 2,370,000 options have been cancelled, 2,300,000 options have expired, and no options have been granted or exercised.

c) Escrow Shares
During the year ended September 30, 2007, the final shares were released from escrow.

12) Investor Relations
Responding to shareholder inquiries comprised the Company's investor relations activities during the year ended September 30, 2007. The Company does not employ a dedicated "investor relations" individual or firm.

13) Directors and Officers
Clyde Beattie, President, Chief Executive Officer and Director
Gregory Smith, Chief Financial Officer and Director
Ian McAskile, Director
Evan Wasoff, Director
Colin Holowaychuk, Vice President of Business Development and Director
Jay Gibb, Director
Scott Reeves, Corporate Secretary

14) Management Remuneration
Mr. Colin Holowaychuk was appointed Vice President of Business Development on June 13, 2006. Mr. Holowaychuk was a salaried employee of the Company until October 31, 2006. As of November 1, 2006, Mr. Holowaychuk changed from a salaried employee to a contract consultant of the Company. His salary for the year ended September 30, 2007 was $21,557. Effective January 24, 2007 Mr. Holowaychuk's contract with the Company was terminated due to the suspension of the Probilling operations.

15) Risks
An investment in the Company's securities is considered speculative. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has accumulated losses amounting to $3,413,263 and a current period loss of $403,754. There is substantial doubt regarding the Company's ability to continue as a going concern as the Company has not generated a level of revenue sufficient to support ongoing operations. The Company has incurred continued losses and significant working capital deficiencies. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the Company will achieve any of these conditions. The Corporation has no agreements in place for additional financing at this time except for the financing in conjunction with the proposed amalgamation. (See 17-Outlook) These financial statements do not include adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern for a reasonable period of time.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

16) Significant Accounting Policies
The most significant accounting policy is that of revenue recognition. Revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time.

17) Outlook
a) On July 16, 2007 the Company entered into a letter of intent for the proposed amalgamation with Racing Around Wholesale, Inc., a North American distributor of licensed sports merchandise based in Nova Scotia. Racing Around Wholesale, Inc. is a privately held company incorporated under the laws of Nova Scotia which is engaged in the sale and distribution of quality licensed sports apparel and accessories with trademarked logos and images focusing on the sports of auto racing, hockey, football, basketball and baseball throughout the North American marketplace.

Pursuant to the terms of the Proposed Amalgamation, the holders of common shares of the Company ("Common") will receive one common share in capital of Amalco ("Amalco Share") for every 9.7 Common share held; the holders of preferred shares of the Company ("Preferred") will receive one Amalco Share for every 1.9 Preferred share held; the holders of common shares of Racing Around Wholesale, Inc. ("Racing Around Share") will receive 240,000 Amalco Shares for every one Racing Around Share; the holders of class A preferred shares of Racing Around ("Racing Around Class A Preferred Share") will receive 130 Amalco Shares for every one Racing Around Class A Preferred Share; and the holders of class B preferred shares of Racing Around ("Racing Around Class B Preferred Share") will receive 70 Amalco Shares for every one Racing Around Class B Preferred Share.

b) In conjunction with the proposed amalgamation, the Company on November 23, 2007 had entered into an agency agreement whereby, subject to financing, a minimum offering of $400,000 to a maximum of $500,000 is to be raised by a private placement of units. Each unit is comprised of one common share ("Common Share") and one-half common share purchase warrant ("Warrant") at a price of $0.40CDN per Unit. Each full Warrant will entitle the holder to purchase one Common Share at an exercise price of $0.50CDN per share. The Warrants will be exercisable 18 months from the date of closing.

18) Cautionary Statements
Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

19) Disclosure Controls and Procedures
Management, including the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company's disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2007, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

20) Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of September 30, 2007. They have not identified any changes to the Company's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting during the most recent interim period.

21) Other

Addition information relating to the Company may be found on SEDAR at www.sedar.com.

END